UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                         INFORMATION TO BE INCLUDED IN
               STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
                        AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                               MyPoints.com, Inc
                          ___________________________
                               (Name of Issuer)

                   Common Stock, par value $.001 per share
                   ________________________________________
                        (Title of Class of Securities)

                                  62855T102
                                 ____________
                                (CUSIP Number)

                               August 24, 1999
                               _______________
            (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62855T102


               1)    Name of Reporting Person
                     S.S. or I.R.S. Identification No. of Above
                     Person:

                     PRIMEDIA VENTURES, INC.

               2)    Check the Appropriate Box if a Member of a      (a) /_/
                     Group (See Instructions):                       (b) /x/

               3)    SEC Use Only

               4)    Citizenship or Place of Organization:  Delaware

  Number of    5)    Sole Voting Power:  1,233,158
    Shares
 Beneficially  6)    Shared Voting Power:  0
   Owned by
     Each      7)    Sole Dispositive Power:  1,233,158
  Reporting
 Person With   8)    Shared Dispositive Power: 0

               9)    Aggregate Amount Beneficially Owned by Each
                     Reporting Person:  1,233,158

              10)    Check Box if the Aggregate Amount in Row (9)
                     Excludes Certain Shares (See Instructions):     /_/

              11)    Percent of Class Represented by Amount in
                     Row (9):  5.1%

              12)    Type of Reporting Person (See Instructions):  CO








                             (Page 2 of 8 Pages)

CUSIP No. 62855T102


                 1)   Name of Reporting Person
                       S.S. or I.R.S. Identification No. of Above
                       Person:

                       PRIMEDIA INC.

                 2)   Check the Appropriate Box if a Member of      (a) /_/
                       a Group (See Instructions):                   (b) /x/

                 3)   SEC Use Only

                 4)   Citizenship or Place of Organization:   Delaware

   Number of     5)   Sole Voting Power:  1,233,158
     Shares
  Beneficially   6)   Shared Voting Power:  0
    Owned by
 Each Reporting  7)   Sole Dispositive Power:  1,233,158
  Person With
                 8)   Shared Dispositive Power:  0

                 9)   Aggregate Amount Beneficially Owned by Each
                       Reporting Person:  1,233,158

                10)   Check Box if the Aggregate Amount in Row (9)
                       Excludes Certain Shares (See Instructions):       /_/

                11)   Percent of Class Represented by Amount in
                       Row (9):  5.1%

                12)   Type of Reporting Person (See Instructions):  CO









                             (Page 3 of 8 Pages)

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                                 SCHEDULE 13G


Item 1(a).     Name of Issuer:

          MyPoints.com, Inc.

Item 1(b).     Address of  Issuer's Principal Executive Offices:

          565 Commercial Street
          San Francisco, CA 94111-3031

Item 2(a).     Name of Persons Filing:

          PRIMEDIA Ventures, Inc.
          PRIMEDIA Inc.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

          745, Fifth Avenue, New York, NY 10151

Item 2(c).     Citizenship:

          Delaware

Item 2(d).     Title of Class of Securities:

          Common Stock, par value $.001 per share

Item 2(e).     CUSIP Number:

         62855T102

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) /_/ Broker or dealer registered under Section 15 of the Exchange Act.

          (b) /_/   Bank as defined in section 3(a)(6) of the Exchange Act.

                             (Page 4 of 8 Pages)

          (c) /_/ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) /_/ Investment company registered under Section 8 of the Investment Company Act.

          (e) /_/ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) /_/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) /_/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) /_/   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

          If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

Item 4.   Ownership.

          (a)  Amount Beneficially Owned

               PRIMEDIA Ventures, Inc. ("Ventures") holds directly, and has sole voting and dispositive power with respect to, 1,233,158 shares of Common Stock. As the owner of all the capital stock in Ventures, PRIMEDIA Inc. may be deemed to be the beneficial owner of the shares of Common Stock held by Ventures.


          (b)  Percent of Class

               See Item 11 of each cover page, which is based upon Item 5 of each cover page. See Item 4(a).

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

                    See Item 5 of each cover page.

               (ii)  shared power to vote or to direct the vote

                    See Item 6 of each cover page.

               (iii)  sole power to dispose or to direct the disposition of

                    See Item 7 of each cover page.

               (iv)  shared power to dispose or to direct the disposition of

                    See Item 8 of each cover page.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.




                             (Page 5 of 8 Pages)

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.   Identification and Classification of Members of the Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






























                             (Page 6 of 8 Pages)

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       PRIMEDIA VENTURES, INC.

                                       By:  /s/ Lawrence E. Phillips
                                            ______________________________
                                            Name: Lawrence E. Phillips
                                            Title: Managing Director



                                       PRIMEDIA INC.


                                       By:  /s/ Beverly C. Chell
                                            ______________________________
                                            Name:  Beverly C. Chell
                                            Title: Vice Chairman, General
                                                   Counsel, Secretary and
                                                   Director














                            (Page 7 of 8 Pages)

                                   EXHIBITS



Exhibit 1 -    Joint Filing Agreement










































                             (Page 8 of 8 Pages)

                                                                 Exhibit 1



                            JOINT FILING AGREEMENT

     We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.


                                       PRIMEDIA VENTURES, INC.

                                       By:  /s/ Lawrence E. Phillips
                                            ______________________________
                                            Name: Lawrence E. Phillips
                                            Title: Managing Director


                                       PRIMEDIA INC.

                                       By:  /s/ Beverly C. Chell
                                            ______________________________
                                            Name:  Beverly C. Chell
                                            Title: Vice Chairman, General
                                                   Counsel, Secretary and
                                                   Director

September 3, 1999